UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events.

AGM Group Holdings Inc. (the “Company”) is providing the following update on the filing of its Form 20-F for the fiscal year ended December 31, 2019. As a result of the global outbreak of the COVID-19, starting in China at the end of January 2020, the Company is unable to meet the filing deadline of the form 20-F. The Company’s business and facilities are all located in China. In order to avoid the risk of the virus spreading, the Chinese government has required companies to delay the resumption of work. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members since early February 2020, including the temporary closures of its offices and having team members work remotely, and, as a result, the form 20-F will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

In accordance with the order (the “Order”) promulgated by the Securities and Exchange Commission on March 4, 2020 in Release No. 34-88318 relating to the Securities Exchange Act of 1934, as amended, the Company currently expects to file its Annual Report on Form 20-F approximately 45 days after April 30, 2020, which shall be no later than June 15, 2020. The Company will evaluate its need for an additional extension under Rule 12b-25 at that time, as contemplated by the Order.

The Company is supplementing the risk factors explaining the impact of COVID-19 on its business:

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. The restrictive measures against the on-going COVID-19 outbreak adversely affected and slowed down the national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adversity would have on future sales even if conditions begin to improve. In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customer and result in decrease of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Forward-Looking Statements

Statements in this Current Report on Form 6-K are “forward-looking statements” as the term is defined under applicable securities laws. These statements include the anticipated timing of the filing of Company’s annual statements under the Exchange Act, the expected impact of the COVID-19 virus outbreak on the Company’s financial reporting capabilities and its operations generally, and the potential impact of such virus on the Company’s customers, partners, facilities and other third parties. These and other forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks and uncertainties are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this statement except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director